ISSUED ON BEHALF OF RELX PLC AND RELX NV

27 December 2017

Transactions in own shares

RELX PLC announces that today it cancelled 22.46 million of its ordinary shares held in Treasury. Following the cancellation, RELX PLC holds a total of 60,077,786 ordinary shares in treasury, and has 1,063,601,186 ordinary shares in issue (excluding treasury shares).

RELX NV announces that today it cancelled 22 million of its ordinary shares held in Treasury. Following the cancellation, RELX NV holds a total of 52,563,100 ordinary shares in treasury, and has 947,315,906 ordinary shares in issue (excluding treasury shares).